Exhibit 99.1

Luxfer Group completes acquisition of two U.S. businesses

SALFORD, England—(BUSINESS WIRE)—Luxfer Holdings PLC (“Luxfer” or “Luxfer Group”) (NYSE:LXFR), a global materials technology company, announced today that it has completed the acquisition of the assets and businesses of Truetech Inc. and Innotech Products Ltd., related private companies under similar ownership, for an estimated payment of $64 million.

On June 13 Luxfer announced that it had entered into an agreement to acquire these companies, subject to required regulatory approvals, which have now been obtained.

Additional information about the acquisition is provided in Luxfer’s second-quarter earnings release, now available, and during the quarterly conference call scheduled for 8:30 a.m. EDT on Thursday, July 31 (for a copy of the second-quarter release or call details, visit www.luxfer.com).

Truetech and Innotech variously produce magnesium-based heating pads for self-heating meals used by the U.S. military and emergency relief agencies; an extensive line of self-heating meals and beverages used by military and civilian end-users; and chemical and biological agent detection and decontamination kits. The companies operate from facilities in Riverhead, N.Y., and Cincinnati, Ohio, employing 115 people. Sales revenue in 2013 was $28 million.

Luxfer will combine the businesses of Truetech and Innotech within Luxfer Magtech Inc. (LMI), a new wholly-owned subsidiary of Luxfer Group. LMI will operate as part of Luxfer Group’s specialty materials Elektron Division.

Advisors to Luxfer on the acquisition included Fried, Frank, Harris, Shriver & Jacobson LLP, Grant Thornton LLP, Ernst & Young LLP, Environ International Corp. and Sripath Technologies LLC. Advisors to the sellers included BDO Capital Advisors LLC, and Lazer, Aptheker, Rosella & Yedid, P.C.

About Luxfer Group

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.